Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0104
Expires: October 31, 2001


1.	Name and Address of Reporting Person*
PECORA, JOAN H.
72 First Street
Drifton  PA  18221

2.	Date of Event Requiring Statement (Month/Day/Year)
01/07/2002

3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4.	Issuer Name and Tickler or Trading Symbol
EMCEE BROADCAST PRODUCTS, INC., WHITE HAVEN, PA.
NASDAQ:  ECIN

5.	Relationship of Reporting Person(s) to Issuer
(Check all applicable)

	Director
	10% Owner
	Officer (give title below)
 X	Other (specify below)
CONTROLLER

6.	If Amendment, Date of Original (Month/Day/Year)

7.	Individual or Joint/Group Filing (Check Applicable Line)

X	Form filed by One Reporting Person
	Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1.	Title of Security
COMMON STOCK

2.	Amount of Securities Beneficially Owned
NONE

3.	Ownership Form: Direct (D) or Indirect (I)
N/A

4.	Nature of Indirect Beneficial Ownership
N/A

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security
2.	Date Exercisable and Expiration Date (Month/Day/Year)
3.	Title and Amount of Securities Underlying Derivative Security
4.	Conversion or Exercise Price of Derivative Security
5.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I)
6.	Nature of Indirect Beneficial Ownership


Explanation of Responses:



/s/ Joan H. Pecora
JOAN H. PECORA

Date:  January 17, 2002